UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 2)*

Under the Securities Exchange Act of 1934

Jernigan Capital, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

476405105

(CUSIP Number)

H. Michael Schwartz

Chief Executive Officer

Strategic Storage Growth Trust II, Inc.

10 Terrace Road

Ladera Ranch, California 92694

(949) 429-6600

With a copy to:

Michael K. Rafter, Esq.

Erin Reeves McGinnis, Esq.

Nelson Mullins Riley & Scarborough LLP

201 17th Street NW, Suite 1700

Atlanta, Georgia 30363

(404) 322-6627

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 6, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 476405105

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) SS Growth Operating Partnership II, L.P. 83-1904374
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person with:	7.	Sole Voting Power -0-
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) -0-%
14.	Type of Reporting Person PN

CUSIP No. 476405105

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Strategic Storage Growth Trust II, Inc. 83-1893371
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Maryland

Number of Shares Beneficially Owned By Each Reporting Person with:	7.	Sole Voting Power -0-
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) -0-%
14.	Type of Reporting Person CO

CUSIP No. 476405105

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) SS Growth Advisor II, LLC 83-1933590
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3 of Original Schedule 13D)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person with:	7.	Sole Voting Power -0- (See Item 6 of Original Schedule 13D)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power -0- (See Item 6 of Original Schedule 13D)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person -0- (See Item 6 of Original Schedule 13D)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) -0-%
14.	Type of Reporting Person OO

CUSIP No. 476405105

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) SmartStop REIT Advisors, LLC 84-2447249
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3 of Original Schedule 13D)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person with:	7.	Sole Voting Power -0- (See Item 6 of Original Schedule 13D)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power -0- (See Item 6 of Original Schedule 13D)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person -0- (See Item 6 of Original Schedule 13D)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) -0-%
14.	Type of Reporting Person HC

CUSIP No. 476405105

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) SmartStop TRS, Inc. 46-1746121
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3 of Original Schedule 13D)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person with:	7.	Sole Voting Power -0- (See Item 6 of Original Schedule 13D)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power -0- (See Item 6 of Original Schedule 13D)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person -0- (See Item 6 of Original Schedule 13D)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) -0-%
14.	Type of Reporting Person CO

CUSIP No. 476405105

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) SmartStop OP, L.P. 46-1733955
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3 of Original Schedule 13D)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person with:	7.	Sole Voting Power -0- (See Item 6 of Original Schedule 13D)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power -0- (See Item 6 of Original Schedule 13D)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person -0- (See Item 6 of Original Schedule 13D)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) -0-%
14.	Type of Reporting Person PN

CUSIP No. 476405105

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) SmartStop Self Storage REIT, Inc. 46-1722812
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3 of Original Schedule 13D)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Maryland

Number of Shares Beneficially Owned By Each Reporting Person with:	7.	Sole Voting Power -0- (See Item 6 of Original Schedule 13D)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power -0- (See Item 6 of Original Schedule 13D)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person -0- (See Item 6 of Original Schedule 13D)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) -0-%
14.	Type of Reporting Person CO

CUSIP No. 476405105

The following constitutes Amendment No. 2 (“Amendment No. 2”) to the Schedule 13D filed by the undersigned on April 28, 2020 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Schedule 13D filed by the undersigned on September 10, 2020 (the Original Schedule 13D as so amended, the “Existing Schedule 13D”). Amendment No. 2 amends the Existing Schedule 13D as set forth herein. Except as set forth below, all previous items remain unchanged

Item 4.	Purpose of the Transaction.

Item 4 of the Existing Schedule 13D is hereby supplemented as follows:

On November 6, 2020, NexPoint RE Merger, Inc. (“NexPoint”) merged with and into the Issuer (the “Merger”) pursuant to the Agreement and Plan of Reorganization, dated as of August 3, 2020 (as amended September 21, 2020) by and among the Issuer, Jernigan Capital Operating Company, LLC, NexPoint and NexPoint RE Merger OP, LLC. As a result of the Merger, the Reporting Persons no longer beneficially own any shares of Common Stock.

Item 5.	Interests in Securities of the Issuer.

Item 5 of the Existing Schedule 13D is hereby supplemented as follows:

(a) As of the date of this Amendment No. 2, the Reporting Persons are no longer beneficial owners or no longer may be deemed to be beneficial owners (as the case may be), of any shares of Common Stock.

(b) As of the date of this Amendment No. 2, the Reporting Persons are no longer beneficial owners or no longer may be deemed to be beneficial owners (as the case may be), of any shares of Common Stock.

(c) Upon consummation of the Merger referenced in Item 4, each share of Common Stock issued and outstanding immediately prior to the Merger, including the remaining 1,231,731 shares of Common Stock beneficially owned by the Reporting Persons at that time, was converted into the right to receive $17.30 per share. The Reporting Persons had no other transactions in the Common Stock during the sixty (60) days prior to the filing of this Schedule 13D/A.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates, or stockholders of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock reported in this Amendment.

(e) On November 6, 2020, the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock.

Item 7.	Materials to be Filed as Exhibits.

Exhibit No. 1. Agreement of Joint Filing dated November 10, 2020, by and among the Reporting Persons

CUSIP No. 476405105

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: November 10, 2020

SS GROWTH OPERATING PARTNERSHIP II, L.P.	SMARTSTOP TRS, INC.

By: Strategic Storage Growth Trust II, Inc.,	/s/ H. Michael Schwartz
its General Partner	H. Michael Schwartz
Executive Chairman
/s/ H. Michael Schwartz
H. Michael Schwartz	SMARTSTOP OP, L.P.
Chief Executive Officer
By: SmartStop Self Storage REIT, Inc.
STRATEGIC STORAGE GROWTH TRUST II, INC.	its General Partner
/s/ H. Michael Schwartz	/s/ H. Michael Schwartz
H. Michael Schwartz	H. Michael Schwartz
Chief Executive Officer	Executive Chairman

SS GROWTH ADVISOR II, LLC	SMARTSTOP SELF STORAGE REIT, INC.
/s/ H. Michael Schwartz	/s/ H. Michael Schwartz
H. Michael Schwartz	H. Michael Schwartz
Executive Chairman	Executive Chairman

SMARTSTOP REIT ADVISORS, LLC
/s/ H. Michael Schwartz
H. Michael Schwartz
Executive Chairman

CUSIP No. 476405105

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D/A (including additional amendments thereto) with respect to the shares of common stock, $0.01 par value per share, of Jernigan Capital, Inc., a Maryland corporation. This Joint Filing Agreement shall be filed as an exhibit to such Statement.

Dated: November 10, 2020

SS GROWTH OPERATING PARTNERSHIP II, L.P.	SMARTSTOP TRS, INC.

By: Strategic Storage Growth Trust II, Inc.,	/s/ H. Michael Schwartz
its General Partner	H. Michael Schwartz
Executive Chairman

/s/ H. Michael Schwartz
H. Michael Schwartz	SMARTSTOP OP, L.P.
Chief Executive Officer
By: SmartStop Self Storage REIT, Inc.
STRATEGIC STORAGE GROWTH TRUST II, INC.	its General Partner

/s/ H. Michael Schwartz	/s/ H. Michael Schwartz
H. Michael Schwartz	H. Michael Schwartz
Chief Executive Officer	Executive Chairman

SS GROWTH ADVISOR II, LLC	SMARTSTOP SELF STORAGE REIT, INC.

/s/ H. Michael Schwartz	/s/ H. Michael Schwartz
H. Michael Schwartz	H. Michael Schwartz
Executive Chairman	Executive Chairman

SMARTSTOP REIT ADVISORS, LLC

/s/ H. Michael Schwartz
H. Michael Schwartz
Executive Chairman